AB 3/21

[redacted]

11020769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-40545

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 1 5 2011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dalton Strategic Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 N. Washington St.
(No. and Street)

Knightstown (City) — IN (State) — 46148 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Dalton — (765)987-7557 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monroe Shine & Co., Inc.
(Name – *if individual, state last, first, middle name*)

222 E. Market Street (Address) — New Albany (City) — IN (State) — 47150 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/23

OATH OR AFFIRMATION

I, Steve Dalton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dalton Strategic Investment Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DALTON STRATEGIC INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2010

FINRA
Financial Industry Regulatory Authority

Sent by 1st Class Mail and Facsimile (765) 445-5758

February 24, 2011

Steve Dalton
Chief Compliance Officer
Dalton Strategic Investment Services, Inc.
26 North Washington Street
Knightstown, IN 46148

RE: Dalton Strategic Investment Services, Inc.
Annual Audit Extension Request

Dear Mr. Dalton:

In reply to your letter received February 24, 2011 please be advised that your request for an extension of time in which to file Dalton Strategic Investment Services, Inc. annual audited financial report as of December 31, 2011, pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, has been given due consideration and is hereby granted.

This extension of ten (10) business-days is granted based upon the representations made by your organization and by your outside independent auditors. If the information given to us is no longer accurate we expect to be notified immediately.

Please be aware that failure to file the annual audited financial report as of December 31, 2010 on or before March 15, 2011 could result in the assessment of a late filing fee of $100 a day for up to ten days and can result in other regulatory or disciplinary action.

SEC MAIL PROCESSING
RECEIVED
MAR 1 5 2011
WASH, D.C. 211 SECTION

Very truly yours,

Lisa Baird
Principal Regulatory Coordinator
(312) 899-4632

Jl/loaguej/harrisy/coordinators/baird/Dalton-ExtensionApproval.docx

cc: Herani Dansamo
FINRA
Department of Financial Operations Policy
9509 Key West Avenue
Rockville, MD 20850
Fax: (240) 386-5172

SEC Chicago Regional Office
175 West Jackson Blvd., Suite 900
Chicago, IL 60604
Fax: (312) 353-7398

DALTON STRATEGIC INVESTMENT SERVICES, INC.

CONTENTS

MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

Report of Independent Registered Public Accounting Firm

Board of Directors
Dalton Strategic Investment Services, Inc.
Knightstown, Indiana

We have audited the accompanying statement of financial condition of **Dalton Strategic Investment Services, Inc.** (the Company) as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Dalton Strategic Investment Services, Inc.** at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Monroe Shine

New Albany, Indiana
March 8, 2011

DALTON STRATEGIC INVESTMENT SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	35,179
Deposit with clearing organization		15,000
Commissions receivable		13,800
Prepaid rent		16,600
Total Assets	$	80,579

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	52,448
Stockholder's Equity:		
Common stock, no par value per share		
Authorized 1,000 shares, issued 100 shares		5,000
Retained earnings		23,131
Total stockholder's equity		28,131
Total Liabilities and Stockholder's Equity	$	80,579

See accompanying notes to financial statements.

DALTON STRATEGIC INVESTMENT SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2010

Total revenues	$ 1,747,808
General and administrative expenses	1,627,484
Income from operations	120,324
Interest income	14
Net Income	$ 120,338

See accompanying notes to financial statements.

DALTON STRATEGIC INVESTMENT SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance - January 1, 2010	100	$ 5,000	$ 10,636	$ 15,636
Net Income	-	-	120,338	120,338
Distributions	-	-	107,843	107,843
Balance - December 31, 2010	100	$ 5,000	$ 23,131	$ 28,131

See accompanying notes to financial statements.

DALTON STRATEGIC INVESTMENT SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities:		
Net Income	$	120,338
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Change in current assets:		
Increase in deposit with clearing organization		(15,000)
Decrease in commissions receivable		1,293
Increase in prepaid rent		(16,600)
Change in current liabilities		
Increase in accounts payable, accrued expenses and other liabilities		25,151
Net cash provided by operating activities		115,182
Cash Flows from Financing Activities:		
Distributions		(107,843)
Net cash used in financing activities		(107,843)
Net Increase in Cash and Cash Equivalents		7,339
Beginning Cash and Cash Equivalents		27,840
Ending Cash and Cash Equivalents	$	35,179

See accompanying notes to financial statements.

DALTON STRATEGIC INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a securities broker-dealer. The Company provides financial consulting services, but does not carry securities. The Company's financial statements are presented in accordance with generally accepted accounting principles in the United States of America.

The Company has evaluated subsequent events for potential recognition and disclosure through the date the financial statements were issued.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash on hand, bank checking accounts, and certificates of deposit to be cash and cash equivalents.

Allowance for Doubtful Accounts

Accounts receivable consists of fees and commissions receivable from broker-dealers and Southwest Securities, Inc. (Clearing Organization) and is considered fully collectible. Therefore, no allowance for doubtful accounts has been provided.

Revenue and Expenses

Commissions and related clearing expenses are recorded on a settlement-date basis. There were no significant transactions at December 31, 2010 that would require reconciliation with trade-date basis accounting.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising expense was $12,603 for the year ended December 31, 2010.

Income Taxes

The Company is a subchapter S corporation and is not treated as a separate corporation for income tax purposes. As such, the items of income or loss of the Company are allocated to its stockholder and reported on the stockholder's individual federal and state income tax returns. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

Effective January 1, 2009, the Company implemented accounting guidance for uncertainty in income taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of December 31, 2010, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company files federal and Indiana state income tax returns and those returns filed for tax years ended on or after December 31, 2007 are subject to examination by the relevant taxing authorities.

NOTE 1 – CONTINUED

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – CASH DEPOSIT WITH CLEARING ORGANIZATION

At December 31, 2010, the Company had an interest-bearing deposit of $15,000 with the Clearing Organization.

NOTE 3 – PREPAID RENT

The Company made leasehold improvements totaling $16,600 for the year ended December 31, 2010 to office space that the Company will begin leasing in 2011. Under the proposed lease agreement, the payments made by the Company for improvements will be credited toward the lease payments when the lease begins.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $11,531, which was $6,531 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.55 to 1 at December 31, 2010.

DALTON STRATEGIC INVESTMENT SERVICES, INC.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE ACT OF 1934

DALTON STRATEGIC INVESTMENT SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Net Capital	
Stockholder's equity qualified for net capital	$ 28,131
Total nonallowable assets:	
Prepaid rent	(16,600)
Total nonallowable assets	(16,600)
Net Capital	$ 11,531
Aggregate Indebtedness	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 52,448
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 3,497
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 6,531
Excess net capital at greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 5,531
Ratio of aggregate indebtedness to net capital	4.55 to 1

Reconciliation with Company's Computation of Net Capital Pursuant to Rule 17a-5(d)(4)

Net Capital as reported in Company's Part II (unaudited) FOCUS Report	$ 19,632
Effect of audit adjustments	(8,101)
Net Capital per above computation	$ 11,531

DALTON STRATEGIC INVESTMENT SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Broker-dealer was exempt from Rule 15c3-3 as of December 31, 2010. All customer transactions are cleared through Southwest Securities, Inc. on a fully disclosed basis.

MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

Board of Directors
Dalton Strategic Investment Services, Inc.
Knightstown, Indiana

In planning and performing our audit of the financial statements and supplementary schedules of **Dalton Strategic Investment Services, Inc.** (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of pursuing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Monroe Shine

New Albany, Indiana
March 8, 2011

DALTON STRATEGIC
INVESTMENT SERVICES, INC. -
KNIGHTSTOWN, INDIANA

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES -
SIPC GENERAL ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2010

DALTON STRATEGIC INVESTMENT SERVICES, INC.

CONTENTS

MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Dalton Strategic Investment Services, Inc.
Knightstown, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated in the attached supplement of this report, with respect to the Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010 included in Appendix A, which were agreed to by **Dalton Strategic Investment Services, Inc. (Company)**, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described in the scope section of this report either for the purpose for which this report has been requested or for any other purpose.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report relates only to the procedures specified above.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Monroe Shine

New Albany, Indiana
March 8, 2011

DALTON STRATEGIC INVESTMENT SERVICES, INC.
AGREED-UPON PROCEDURES –
SIPC GENERAL ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2010

Procedure:

Compare the listed assessment payment on Form SIPC-7 with respective cash disbursement records entries, noting any differences.

Findings:

Assessment payments from the Form SIPC-7 included in the appendix were verified to a copy of the check dated March 8, 2011. No differences were noted.

Procedure:

Compare the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported on Form SIPC-7 for the year ended December 31, 2010.

Findings:

No differences were noted between the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amount reported on Form SIPC-7 for the year ended December 31, 2010.

Procedure:

Compare any adjustments reported on Form SIPC-7 with supporting schedules and working papers.

Findings:

Adjustments reported on Form SIPC-7 were traced to supporting schedules provided by the Company's clearing agent. No differences were noted.

Procedure:

Prove the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

Findings:

No arithmetical inaccuracies were noted on Form SIPC-7.

Procedure:

Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

Findings:

No overpayment was applied on Form SIPC-7.

APPENDIX A: FORM SIPC-7

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended , 20
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Dalton Strategic Inv. Svcs Inc
26 N. Washington St
Knightstown IN 46148

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Steve Dalton

2. A. General Assessment (item 2e from page 2) $ 524.45
B. Less payment made with SIPC-6 filed (exclude interest) (~~435~~ Ø)
7/14/10 Not rec'd reprocessed
Date Paid
C. Less prior overpayment applied (Ø)
D. Assessment balance due or (overpayment) 524.45
E. Interest computed on late payment (see instruction E) for Ø days at 20% per annum 524.45
F. Total assessment balance and interest due (or overpayment carried forward) $ 524.45
G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 524.45
H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dalton Strategic Investment Services Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Partner
(Title)

Dated the 7th day of March, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2010 and ending 12/31, 2010
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	1,747,822
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,538044
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	
Total deductions	1,538,044
2d. SIPC Net Operating Revenues	$ 209,778
2e. General Assessment @ .0025	$ 524.45

(to page 1, line 2.A.)